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                                        OMB APPROVAL

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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 1)


                         Pharmchem Laboratories, Inc.
                              (Name of Issuer)

                              Common Stock

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                    (Title of Class of Securities)

                                717133102
                              (CUSIP Number)

                              Eric M. Sippel, Esq.
                         Shartsis Friese & Ginsburg
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                              March 21, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 717133102                                    Page 2 of 9 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Weintraub Capital Management
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CA
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     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   499,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              499,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     499,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.7%
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14   TYPE OF REPORTING PERSON*
     PN and IA
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 717133102                                    Page 3 of 9 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Jerald M. Weintraub
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   499,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              499,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     499,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.7%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 717133102                                    Page 4 of 9 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Prism Partners I, L.P.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
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4    SOURCE OF FUNDS*
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CA
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   499,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              499,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     499,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.7%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 717133102                                    Page 5 of 9 Pages


ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Pharmchem Laboratories, Inc., a California corporation ("PLI"). The principal executive office of PLI is located at 1505A O'Brien Drive, Menlo Park, California 94025.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Weintraub Capital Management, a California general partnership ("WCM"), Jerald M. Weintraub ("JMW") and Prism Partners I, L.P., a California limited partnership ("PPI").

     (b) The business address of WCM, JMW and PPI is 909 Montgomery St., Suite 406, San Francisco, CA 94133.

     (c) JMW is the managing general partner of WCM, which is an investment adviser to, and the general partner of, PPI. PPI is an investment limited partnership.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  JMW is a citizen of the United States of America.

SCHEDULE 13D

CUSIP No. 717133102                                    Page 6 of 9 Pages


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser                     Source of Funds               Amount

WCM                           Funds Under Management(1)     2,215,576.92
PPI                           Working Capital               2,215,576.92


(1)  Includes funds invested by PPI.



ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment. The reporting persons may buy or sell Stock in the future.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

     Aggregate
     Beneficially
     Owned               Voting Power   Dispositive Power
Name Number    Percent   Sole Shared    Sole Shared

WCM  499,000   8.7       0    499,000   0    499,000
JMW  499,000   8.7       0    499,000   0    499,000
PPI  499,000   8.7       0    499,000   0    499,000

SCHEDULE 13D

CUSIP No. 717133102                                    Page 7 of 9 Pages

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since January 20, 1997:

PPI       P    1-28-97        10,000         4.75      VOCO
PPI       P    2-4-97          6,000         4.375     VOCO
PPI       P    2-19-97           500         4.125     INET
PPI       P    2-28-97        10,000         4.1875    INET
PPI       P    3-3-97            200         4.1875    INET
PPI       P    3-4-97            500         4.1875    INET
PPI       P    3-5-97         10,000         4.1875    INET
PPI       P    3-10-97           700         4.1875    INET
PPI       P    3-13-97           200         4.1875    INET
PPI       P    3-14-97         4,100         4.1875    INET
PPI       P    3-17-97         5,000         4.1875    INET
PPI       P    3-20-97         4,500         3.9375    INET
PPI       P    3-21-97        16,800         3.9375    INET
PPI       P    3-24-97         3,000         3.9375    INET
PPI       P    3-25-97        10,000         3.9375    INET
PPI       P    3-27-97         1,000         3.9375    INET
PPI       P    3-31-97         2,000         3.9375    INET
PPI       P    4-4-97          5,000         3.9375    INET
PPI       P    4-7-97         50,000         3.9375    INET
PPI       P    4-8-97         55,000         3.9375    INET

          INET -    INSTINET CORPORATION
          VOCO -    VOLPE, WELTY & COMPANY

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

WCM is the general partner of PPI pursuant to a limited partnership agreement providing to WCM and JMW, as managing general partner of WCM, the authority, among other things, to invest the funds of PPI in stock, to vote and dispose of stock and to file this statement on behalf of PPI. Pursuant to such limited partnership agreement, the general partner of PPI is entitled to allocations based on assets under management and realized and unrealized gains, if certain conditions are met.

SCHEDULE 13D

CUSIP No. 717133102                                    Page 8 of 9 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    April 11, 1997.


WEINTRAUB CAPITAL MANAGEMENT



By:  /s/ Jerald M. Weintraub
     Jerald M. Weintraub
     Managing General Partner


PRISM PARTNERS I, L.P.



By:  /s/ Jerald M. Weintraub
     Jerald M. Weintraub
     General Partner


/s/ Jerald M. Weintraub
Jerald M. Weintraub

SCHEDULE 13D

CUSIP No. 717133102                                    Page 9 of 9 Pages


                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of common stock of Pharmchem Laboratories, Inc. For that purpose, the undersigned hereby constitute and appoint Weintraub Capital Management, a California general partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  January 23, 1997.

WEINTRAUB CAPITAL MANAGEMENT


By:  /s/ Jerald M. Weintraub
     Jerald M. Weintraub
     Managing General Partner

PRISM PARTNERS I, L.P.


By:  /s/ Jerald M. Weintraub
     Jerald M. Weintraub
     General Partner

/s/ Jerald M. Weintraub
Jerald M. Weintraub
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